Exhibit 99.1

Evaxion Biotech Announces Filing of Registration Statement in the U.S for Proposed Follow-on Public Offering to Raise Additional Capital

Copenhagen, Denmark, October 26, 2021 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (Nasdaq: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies to improve the lives of patients with cancer, bacterial diseases and viral infections, announced today that it has filed a registration statement on Form F-1 (the "Registration Statement) with the U.S. Securities and Exchange Commission (the "SEC") relating to a proposed follow-on public offering of the Company's ordinary shares, to be delivered in the form of American Depositary Shares ("ADSs"). Evaxion also intends to grant the underwriters a 30-day option to purchase up to an additional fifteen percent (15%) of the ADSs offered in the follow-on public offering. The number and price of the securities to be sold in the offering has not yet been determined.

The Company listed on the Nasdaq Capital Market in the United States on February 5, 2021 and trades under the symbol "EVAX". ADSs are U.S. dollar-denominated negotiable instruments issued by a depositary bank that facilitates U.S. trading and investment in shares of non-U.S. companies. Each ADS represents the right to receive one ordinary share.

Oppenheimer & Co. Inc. and Raymond James & Associates, Inc. are acting as joint book-running managers of the offering. Ladenburg Thalmann & Co. Inc. is acting as lead manager for the offering and Lake Street Capital Markets, LLC is acting as co-manager for the offering.

The Registration Statement on Form F-1 relating to the proposed sale of these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any potential offering is subject to market and other conditions.

The proposed offering of ADSs will only be made by means of a prospectus. When a copy of the preliminary prospectus relating to the offering is available, copies may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8055, or by email at EquityProspectus@opco.com; or Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863, or e-mail at prospectus@raymondjames.com.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient- specific cancer immunotherapies, two of which are in Phase 1/2a clinical development. In addition, Evaxion is advancing a portfolio of vaccines to prevent bacterial and viral infections currently in preclinical development.

For more information

Evaxion	LifeSci Advisors LLC
Glenn S. Vraniak	Corey Davis, Ph.D.
Chief Financial Officer	Managing Director
gvr@evaxion-biotech.com	cdavis@lifesciadvisors.com
+1 (513) 476-2669	212-915-2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Form 20-F for the year ended December 31, 2020 and the Company’s other reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.